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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          OUTBOARD MARINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                           D. JEFFREY BADDELEY, ESQ.
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Outboard Marine Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Sea Horse Drive, Waukegan, Illinois 60085. The title of the class of equity security to which this Schedule 14D-9 relates is the common stock, par value $0.15 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to a tender offer by OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 15, 1997 (the "Schedule 14D-1"), to purchase 13,842,619 shares of the Common Stock (the "Shares") at a price of $16.00 per Share net to the selling shareholder in cash without interest (the "Offer") as set forth in the Agreement and Plan of Merger among DDC, the Offeror and the Company (the "Merger Agreement"), a copy of which is filed as Exhibit
99.1 to this Schedule 14D-9. In the event the Offer is consummated, the Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions set forth therein, the Offeror will merge (the "Merger") with and into the Company, which will continue as the surviving corporation of the Merger. Pursuant to the Merger, at the effective time thereof (the "Effective Time"), each then issued and outstanding Share (other than Shares held by the Company as treasury stock, Shares owned by the Offeror or DDC or Shares held by shareholders who perfect their appraisal rights under the Delaware General Corporation Law, as amended (the "DGCL")) (the "Exchanged Shares") will be converted into and represent the right to receive (a) a fractional share of the common stock of DDC equal to 4,000,000 divided by the number of Exchanged Shares (the "Exchange Ratio"), plus (b) a cash payment equal to (i) $16.00 minus (ii) the product of the Exchange Ratio times $25.00, plus (c) in the event the average closing price of common stock of DDC on the New York Stock Exchange (the "NYSE") for the 20 consecutive trading days ending on the fifth trading day prior to the closing date of the Merger (the "Closing Date Market Price") is less than $25.00, then an additional cash payment equal to the product of the Exchange Ratio multiplied by the lesser of (i) $25.00 minus the Closing Date Market Price or (ii) $6.00.

     All references in this Schedule 14D-9 to the Merger Agreement and to the transactions contemplated thereby are qualified in their entirety by reference to the Merger Agreement.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning DDC, the Offeror or their affiliates, or actions or events with respect to any of them, was provided by DDC or the Offeror, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     Based on information in the Offer to Purchase, the principal executive offices of DDC and the Offeror are located at 13400 Outer Drive, West, Detroit, Michigan 48239-4001.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3 and Item 4, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or actual or potential conflicts of interest, between the Company or any of its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) DDC, the Offeror or their executive officers, directors or affiliates.

     SEVERANCE AGREEMENTS. The Company has entered into an Amended and Restated Severance Agreement dated as of March 31, 1997, with Harry W. Bowman, the Company's Chairman of the Board, President and Chief Executive Officer (the "Bowman Severance Agreement"). A copy of the Bowman Severance Agreement is filed as Exhibit 99.2 to this Schedule 14D-9 and is incorporated herein by reference. The following summary of the Bowman Severance Agreement does not purport to be complete and is qualified in

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its entirety by reference to the Bowman Severance Agreement. Capitalized terms used but not otherwise defined herein are used herein as defined in the Bowman Severance Agreement.

     The Bowman Severance Agreement will become operative only upon a Change in Control of the Company. A "Change in Control" is defined in the Bowman Severance Agreement as having occurred when: (a) any individual, entity or group (within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act")) (a "Person") acquires beneficial ownership of securities representing 15% or more of the combined voting power of the voting stock of the Company; (b) individuals who, as of the date of the Bowman Severance Agreement, constitute the "incumbent" members of the Board of Directors of the Company (the "Company Board of Directors") cease for any reason to constitute at least a majority of the Company Board of Directors, provided that an individual whose election (or nomination for election by the Company's shareholders) was approved by at least two-thirds of the incumbent members of the Company Board of Directors shall be deemed to be an incumbent member of the Company Board of Directors; (c) consummation of a reorganization, merger or consolidation or a sale or disposition of all or substantially all of the assets of the Company shall occur (each, a "Business Combination"), unless immediately following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners of voting stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 80% of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or, if applicable, other entity resulting from such Business Combination in substantially the same proportions relative to each other as their ownership of the voting stock of the Company immediately prior to such Business Combination, (ii) no Person (other than the Company or, if applicable, other entity resulting from such Business Combination, or any employee benefit plan sponsored or maintained by the Company, any subsidiary of the Company or, if applicable, other entity resulting from such Business Combination) beneficially owns, directly or indirectly, 15% or more of the then outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of such entity, and (iii) at least a majority of the members of the Board of Directors of the entity resulting from such Business Combination were incumbent members of the Company Board of Directors at the time of the execution of the initial agreement or of the action of the Company Board of Directors providing for such Business Combination; or (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company shall occur, except pursuant to a Business Combination that complies with subclauses (i), (ii) and (iii) of clause (c) above.

     Under the Bowman Severance Agreement, Mr. Bowman will remain employed by the Company during the Severance Period, which is defined in the Bowman Severance Agreement as the period of time commencing on the date of the first occurrence of a Change in Control and continuing until the earliest of (a) the third anniversary of the occurrence of the Change in Control, (b) the death of Mr. Bowman or (c) Mr. Bowman's attainment of age 65; provided, however, that commencing on each anniversary of the Change in Control, the Severance Period will automatically be extended for an additional year unless, not later than 90 calendar days prior to such anniversary date, either the Company or Mr. Bowman shall give written notice to the other that the Severance Period is not to be so extended. Mr. Bowman will be entitled to severance pay if (a) he is terminated by the Company during the Severance Period for any reason other than (i) in the event of his death, (ii) in the event of his permanent disability and receipt of disability benefits or (iii) "cause" (as defined in the Bowman Employment Agreement), or (b) Mr. Bowman terminates his own employment for, among other reasons, (i) failure of the surviving corporation of a Business Combination to maintain Mr. Bowman in the same or a similar office or position or removal of Mr. Bowman as a director of any such surviving corporation, (ii) a material reduction in duties, responsibilities, compensation or benefits (iii) a determination by Mr. Bowman that a change in circumstances has occurred which has rendered him substantially unable to carry out, has substantially hindered his performance of, or has caused him to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities or duties attached to his position prior to the Change in Control, (iv) the occurrence of a Business Combination, unless the successor or successors to which all or substantially all its business or assets have been transferred shall have assumed all duties and obligations of the Company under the Bowman Severance Agreement, (v) a relocation of his principal work location more than 35 miles from the location thereof immediately prior to the Change in

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Control, (vi) any material breach of the Bowman Severance Agreement, or (vii)
any reason or without reason during the one-year period commencing upon a Change in Control.

     If Mr. Bowman is terminated or resigns with the right to receive severance pay under the Bowman Severance Agreement, that severance pay will include (i) a lump-sum payment of approximately $3.4 million, which includes an amount equal to 300% of his base salary, as in effect immediately prior to a change in control, plus Incentive Pay (determined in accordance with the standards set forth in Section 1(h) of the Bowman Severance Agreement) and (ii) health and welfare benefits for a period of one year. The Bowman Severance Agreement stipulates that payments and benefits available to Mr. Bowman will be increased by an amount (the "Gross-up Payment") such that, after the payment of all income and excise taxes, Mr. Bowman will be in the same after-tax position that he would have been in had no excise tax under Section 4999 of the Internal Revenue Code been imposed; provided, however, that no Gross-up Payment shall be made with respect to any excise tax attributable to any incentive stock option granted prior to the execution of the Bowman Severance Agreement or any stock appreciation or similar right granted in tandem with any such incentive stock option.

     The Bowman Severance Agreement also contains a non-compete provision that prohibits Mr. Bowman from certain participation in the business of any company engaged in a Competitive Activity (as defined in the Bowman Severance Agreement) without the prior written consent of the Company, which shall not be unreasonably withheld, for a period ending one year following his termination with the right to receive severance pay.

     The Company has entered into Amended and Restated Severance Agreements (the "Elected Officer and Key Employee Severance Agreements") with seven of its elected corporate officers ("Elected Officers") and fourteen of its appointed corporate officers and key employees ("Key Employees"). A form of the Elected Officer and Key Employee Severance Agreements is filed as Exhibit 99.3, to this
Schedule 14D-9 and incorporated herein by reference. The following summary of the Elected Officer and Key Employee Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Elected Officer and Key Employee Severance Agreements.

     The Elected Officer and Key Employee Severance Agreements will become operative only upon a Change in Control. The definition of Change in Control in the Elected Officer and Key Employee Severance Agreements is substantially the same as that in the Bowman Severance Agreement. Under the Elected Officer and Key Employee Severance Agreements, Elected Officers and Key Employees will remain employed by the Company during the Severance Period. The definition of Severance Period in the Elected Officer and Key Employee Severance Agreements is substantially the same as that in the Bowman Severance Agreement. The Elected Officers and the Key Employees will be entitled to severance pay if terminated by the Company during the Severance Period for any reason other than (i) in the event of death, (ii) in the event of permanent disability and receipt of disability benefits or (iii) "cause" (as defined in the Elected Officer and Key Employee Severance Agreements), or if the Elected Officer or Key Employee terminates employment for, among other reasons, (i) failure of the surviving corporation of a Business Combination to maintain such Elected Officer or Key Employee in the same or a similar office or position or removal of such Elected Officer or Key Employee as a director of any such surviving corporation if such Elected Officer or Key Employee shall have been a director prior to the Change in Control, (ii) a material reduction in duties, responsibilities, compensation or benefits, (iii) a determination by such Elected Officer or Key Employee that a change in circumstances has occurred which has rendered such Elected Officer or Key Employee substantially unable to carry out, has substantially hindered such Elected Officer's or Key Employee's performance of, or has caused such Elected Officer or Key Employee to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities or duties attached to the position held by such Elected Officer or Key Employee prior to the Change in Control, (iv) the occurrence of a Business Combination unless the successor or successors to which all or substantially all its business or assets have been transferred assumed all duties and obligations of the Company under such Elected Officer's or Key Employee's Elected Officer and Key Employee Severance Agreement, (v) a relocation of such Elected Officer's or Key Employee's principal work location more than 35 miles from the location thereof immediately prior to the Change in Control, or (vi) any material breach of such Elected Officer's or Key Employee's Elected Officer and Key Employee Severance Agreement.

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     If an Elected Officer or Key Employee is terminated or resigns with the right to receive severance pay under the Elected Officer and Key Employee Severance Agreements, that severance pay will include (i) a lump-sum payment equal to 200%, in the case of an Elected Officer, or 100%, in the case of a Key Employee, of his or her annual base salary, as in effect immediately prior to a Change in Control, plus Incentive Pay (determined in accordance with the standards set forth in Section 1(h) of the Elected Officer and Key Employee Severance Agreements) and (ii) health and welfare benefits for a period of one year. To the extent that any amount or benefit to be paid or provided under the Elected Officer and Key Employee Severance Agreements would be an "Excess Parachute Payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, the Elected Officer and Key Employee Severance Agreements impose a reduction on any amount or benefit to be paid to the minimum amount necessary to ensure that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment.

     The Elected Officer and Key Employee Severance Agreements also contain a non-compete provision that prohibits an Elected Officer or Key Employee from certain participation in the business of any company engaged in a Competitive Activity (as defined in the Elected Officer and Key Employee Severance Agreements) without the prior written consent of the Company, which shall not be unreasonably withheld, for a period ending one year following the Elected Officer's or Key Employee's termination with the right to receive severance pay.

     The Company has also entered into severance agreements with four managers of the Company ("Managers"). A form of these agreements, as amended (the "Manager Severance Agreements"), is filed as Exhibit 99.4 to this Schedule 14D-9 and incorporated herein by reference. The following summary of the Manager Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Manager Severance Agreements.

     Each of the Manager Severance Agreements has a one-year term that is automatically extended from year to year. The Manager Severance Agreements, which apply only upon a Change-in-Control of the Company, provide that if a Manager elects to resign his employment for certain specified reasons or is terminated by the Company other than for "cause" (as defined in the Manager Severance Agreements), the Company will pay the Manager an amount in cash, equal to (i) a fraction, the numerator of which is equal to the lesser of twelve and the number of full and partial months existing between the date the Manager terminates his employment and his 65th birthday and the denominator of which is twelve, multiplied by (ii) the Manager's then current base salary plus the highest amount of incentive compensation received by the Manager in the five years preceding the Change-in-Control. In addition, the Company will pay the Manager, in cash, amounts accelerated, earned, allocated or deferred under the Company's pension, retirement, compensation or annual and long-term incentive plans.

     For purposes of the Manager Severance Agreements, a Change-in-Control of the Company shall generally be deemed to have occurred if (i) any person, other than the Company or fiduciaries holding securities under an employee benefit plan of the Company, is or becomes the beneficial owner of securities of the Company representing 15% or more of the combined voting power of the Company's then outstanding securities; (ii) during any period of two consecutive years, individuals who constitute the Company Board of Directors at the beginning of such period, as well as new directors (other than certain directors designated by a person who has entered into certain change-in-control transactions) whose election by the Company Board of Directors or nomination for election by the Company's shareholders is approved by a vote of at least two-thirds of the directors then still in office, cease for any reason to constitute a majority of the Company Board of Directors; (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other company, other than certain transactions in which the voting securities of the Company continue to represent at least 80% of the combined voting power of the Company or other surviving entity of such transaction or certain recapitalizations in which no person acquires more than 15% of the combined voting power of the Company's then outstanding securities; (iv) the shareholders of the Company approve a plan of complete liquidation of the Company; or (v) the Company enters into an agreement for the disposition of all or substantially all the Company's assets or the Company otherwise disposes of such assets.

     William C. France, a director of the Company, abstained from the decision of the Company Board of Directors regarding the Merger Agreement, the Offer and the Merger. Mr. France is also a director of Penske

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Motorsports, Inc. Penske Corporation indirectly owns approximately 46% of DDC and approximately 58% of Penske Motorsports, Inc.

     MERGER AGREEMENT. The following description of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as
Exhibit 99.1 to this Schedule 14D-9 and incorpoated herein by reference. Capitalized terms used but not otherwise defined herein are used herein as defined in the Merger Agreement.

     The Merger Agreement provides for the commencement of the Offer not later than five business days after the execution of the Merger Agreement, subject to certain specified conditions. Pursuant to the terms and conditions of the Merger Agreement, DDC, the Offeror and the Company are required to use all reasonable efforts to take all action as may be necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     The Merger Agreement provides that, if all of the conditions to the Merger shall have been fulfilled or waived and the Merger Agreement shall not have been terminated, the Offeror will be merged with and into the Company, which will continue as the Surviving Corporation in the Merger.

     In the Merger Agreement, the Company, through the Company Board of Directors, will call a meeting of the shareholders for the purpose of voting upon the Merger, will hold such meeting as soon as practicable following the purchase of Shares pursuant to the Offer and the effectiveness of the registration statement for the shares of common stock, par value $0.01 per share, of DDC ("DDC Common Shares") to be issued in connection with the Merger and, subject to the fiduciary duties of the Company Board of Directors under applicable law as advised by outside counsel for the Company, will recommend to its shareholders the approval of the Merger. Such recommendation may not be withdrawn or adversely modified except by resolution of the Company Board of Directors adopted in the exercise of the aforementioned fiduciary duties. The Company must use reasonable efforts to solicit from its shareholders proxies in favor of the Merger and take all other actions reasonably requested by DDC to secure the vote of shareholders required by the DGCL to effect the Merger. At any such meeting, all of the Shares then owned by DDC, the Offeror or any of their subsidiaries or affiliates will be voted in favor of the Merger and the Merger Agreement.

     At the Effective Time, each Share issued and outstanding immediately prior thereto (other than Shares owned by DDC or the Offeror or held by the Company, all of which shall be cancelled, and Shares as to which appraisal rights have been properly exercised under the DGCL) will automatically be converted into the right to receive the consideration described in the last sentence of the first paragraph under Item 2 above (the "Merger Consideration"). Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation. In the Merger Agreement, the Company has agreed to use reasonable efforts to ensure that all outstanding stock options (the "Options"), performance share awards (the "Performance Shares") and phantom restricted stock awards (the "Phantom Restricted Stock Awards") heretofore granted under any plan, program or arrangement of the Company (collectively, the "Incentive Equity Plans") that are outstanding immediately prior to the Effective Time shall be acquired by the Company at the Effective Time for cash payments by the Company as follows:

          (I) With respect to Options, an amount equal to (A) the excess, if any, of (1) (a) for all option holders who are not officers or directors of the Company for purposes of Section 16 of the Exchange Act, the cash value of 33% of the per share Merger Consideration payable with respect to the Shares plus $10.72, and (b) for all option holders who are officers or directors of the Company for purposes of Section 16 of the Exchange Act, the greater of (i) the cash value of 33% of the per share Merger Consideration payable with respect to the Shares plus $10.72 or (ii) the highest closing price of the Shares on the NYSE during the 180-day period preceding the date on which the purchase of Shares pursuant to the Offer is consummated over (2) the exercise price per Share subject to the Option, multiplied by (B) the number of Shares for which the Option shall not have theretofore been exercised;

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          (II) With respect to Performance Shares, an amount equal to the product of (A) (1) the number of Performance Shares covered by the award multiplied by (2) a fraction, the numerator of which is the number of days that shall have then elapsed in the applicable three-year performance cycle and the denominator of which is 1,095, and (B) the "Payment Value" (as defined in the Company's 1994 Long-Term Incentive Plan or Executive Equity Incentive Plan, as the case may be) specified in the agreement evidencing the subject Performance Share award; and

          (III) With respect to Phantom Restricted Stock Awards, an amount equal to (A) (1) the number of phantom shares of restricted stock covered by the award multiplied by (2) the cash value of 33% of the per share Merger Consideration payable with respect to the Shares plus $10.72 plus (B) the cash value of dividend equivalents credited to the phantom shares of restricted stock covered by the award.

     Either prior to or as soon as practicable following the consummation of the Offer, the Company Board of Directors (or, if appropriate, the Compensation Committee of the Company Board of Directors) is required to adopt such resolutions or take other such actions as are required to cause any Options that are not exercisable as of the date of the Merger Agreement to become exercisable, to cause any Performance Share awards (prorated in accordance with clause (II) (A) above) that are not payable as of the date of the Merger Agreement to become payable, and to cause any Phantom Restricted Stock Awards (and dividend equivalents credited to the phantom shares of restricted stock covered thereby) that are not payable as of the date of the Merger Agreement to become payable, at the Effective Time.

     The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

          (i) If approval of the Merger Agreement and the Merger by the Company's shareholders is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and

          (ii) There shall not have been issued any injunction or issued or enacted any law that prohibits or has the effect of prohibiting the consummation of the Merger or makes such consummation illegal; provided, however, that each of the parties must use its best efforts to prevent the entry of any injunctive or other order and to appeal as promptly as possible any injunction or other order that may be entered.

     In the Merger Agreement, the Company has agreed that on the date the Offeror's offer documents are filed with the Securities and Exchange Commission (the "Commission"), it will file with the Commission and mail to its shareholders this Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Company Board of Directors that the Company's shareholders accept the Offer and approve the Merger and the Merger Agreement, provided that such recommendation may be withdrawn, amended or modified to the extent the Company Board of Directors determines to do so in the exercise of its fiduciary duties based upon the written advice of counsel.

     The Merger Agreement provides that, upon the purchase of the Shares pursuant to the consummation of the Offer, DDC shall be entitled to designate such number of directors, rounded up to the next whole number, as will give DDC representation on the Board of Directors equal to the product of (1) the number of directors on the Board of Directors and (2) the percentage that the number of Shares purchased by the Offeror or DDC, or any affiliate thereof bears to the aggregate number of Shares outstanding. The Company has agreed, upon the request of DDC, to promptly increase the size of the Company Board of Directors or exercise its reasonable efforts to secure the resignations of such number of directors as is necessary to enable DDC's designees to be elected to the Company Board of Directors and to cause DDC's designees to be so elected. The Company has agreed to take all reasonably appropriate action necessary to effect any such election and shall provide the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Notwithstanding the foregoing, the parties shall use their respective reasonable efforts to ensure that at least three of the members of the Company Board of Directors not designated by DDC shall at all times prior to the Effective Time continue in office.

     In the Merger Agreement, the Company has made customary representations and warranties to DDC and the Offeror, including but not limited to representations and warranties relating to the Company's

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

organization and qualification, capitalization, its authority to enter into the Merger Agreement and carry out the related transactions, Commission filings (including financial statements), the documents supplied by the Company relating to the Offer, required consents and approvals, compliance with applicable laws, employee benefit plans, litigation, material liabilities of the Company and its subsidiaries, environmental matters, labor matters, insurance, taxes, intellectual property and the absence of certain material adverse changes or events since September 30, 1996.

     DDC and the Offeror have also made customary representations and warranties to the Company, including but not limited to representations and warranties relating to the Offeror's organization and qualification, its authority to enter into the Merger Agreement, required consents and approvals, documents related to the Offer, terms of the Offer, the availability of sufficient funds to consummate the Offer, compliance with applicable laws, capitalization, Commission filings (including financial statements), the absence of certain material adverse changes or events since December 31, 1996, taxes, litigation, employee benefit plans, material liabilities of DDC and its subsidiaries, and environmental matters relating to DDC and its subsidiaries.

     Pursuant to the Merger Agreement, unless DDC has otherwise consented in writing thereto, the Company shall, and shall cause each of its subsidiaries to,
(1) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (2) use its reasonable efforts to preserve intact its business organizations and goodwill, maintain in effect existing qualifications, licenses, permits, approvals and other authorizations (other than those the lapse of which would not have, individually or in the aggregate, a material adverse effect on the Company and its subsidiaries), keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (3) promptly upon the discovery thereof notify DDC of the existence of any breach of any representation or warranty of the Company contained in the Merger Agreement or the occurrence of any event that would cause any representation or warranty of the Company contained in the Merger Agreement no longer to be true and correct; and (4) promptly deliver to DDC true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement. In addition, from the date of the Merger Agreement to the Effective Time, unless DDC has consented in writing thereto, the Company shall not, and shall not permit any of its subsidiaries to, (1) amend its Certificate of Incorporation or Bylaws or comparable governing instruments or the Rights Agreement dated as of April 24, 1996, as amended by Amendment No. 1 dated July 8, 1997, between the Company and First Chicago Trust Company of New York; (2) authorize for issuance, issue, sell, pledge or register for issuance or sale any shares of its capital stock or other ownership interest in the Company (other than issuances of Shares in respect of any exercise of Options outstanding on the date of the Merger Agreement) or any of the subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights (other than rights related to Shares issued upon the exercise of Options, which entitle the holders of Shares to purchase shares of Series A Junior Participating Preferred Stock upon the occurrence of certain events), warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities, or accelerate any right to convert or exchange or acquire any securities of the Company (other than Options, Performance Shares and Phantom Restricted Stock Awards pursuant to the provisions of the Merger Agreement) or any of its subsidiaries for any such shares or ownership interest; (3) effect any stock split or conversion of any of its capital stock or otherwise change its capitalization as it exists on the date hereof, other than as set forth in the Merger Agreement; (4) except as contemplated by the Merger Agreement, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a subsidiary wholly owned by the Company; (5) sell, lease, mortgage, pledge or otherwise dispose of or encumber any of its assets (including capital stock of subsidiaries), except in the ordinary course of business consistent with past practice; (6) acquire by merger, purchase or any other manner, any material business or entity or otherwise acquire any assets that are material to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (7) incur or assume any long-term or short-term debt in excess of $10 million, except for working capital purposes in the ordinary course of business under the Company's existing credit facilities; (8) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company; (9) make or forgive any loans, advances or capital contributions to, or investments in, any other Person; (10) waive or amend any term or condition of any confidentiality or "standstill" agreement to which the Company is a party; (11) enter into any new employment, severance, consulting or salary continuation agreements with any newly hired employees other than in the ordinary course of business consistent with past practice or enter into any of the foregoing with any existing officers, directors or employees or grant any increases in compensation or benefits to employees, other than increases in the ordinary course of business consistent with past practice; (12) enter into, adopt, amend in any material respect or terminate any employee benefit plan or arrangement (other than the termination of the Company's non-employee director equity compensation plan and the termination of the Company's employee stock purchase plan); (13) enter into, amend in any material respect or terminate any employment agreement or severance agreement entered into between the Company and its executive officers or waive any material right of the Company thereunder;
(14) make any material changes in the type or amount of their insurance coverage or permit any material insurance policy naming the Company or any subsidiary as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business consistent with past practice; (15) make any tax election or, except as may be required by law or generally acceptable accounting principles, change any material accounting principles or practices used by the Company or its subsidiaries; (16) take, or fail to take, any action to cause the Shares to be delisted from the NYSE prior to the completion of the Offer or the Merger; (17) settle or compromise any claims or litigation involving payments by the Company or any of its subsidiaries of more than $250,000 in any single instance or related instances, or that otherwise are material; (18) enter into any intellectual property license pursuant to which the Company licenses any of its intellectual property or sublicenses any of its intellectual property; (19) enter into any lease or amend any lease of real property involving the payment by the Company of $250,000 or more; or (20) agree in writing or otherwise to take any of the foregoing actions.

     Pursuant to the Merger Agreement, from the date of the Merger Agreement, unless the Company has otherwise consented in writing thereto, each of DDC and the Offeror shall, and shall cause each of its subsidiaries to, (1) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (2) use its reasonable efforts to preserve intact its business organizations, maintain in effect existing material qualifications, licenses, permits, approvals and other authorizations (other than those the lapse of which would not have, individually or in the aggregate, a material adverse effect on DDC and its subsidiaries), keep available the services of their officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (3) promptly upon the discovery thereof notify the Company of the existence of any breach of any representation or warranty of DDC or the Offeror contained in the Merger Agreement or the occurrence of any event that would cause any representation or warranty of DDC or the Offeror contained in the Merger Agreement no longer to be true and correct; and (4) promptly deliver to the Company true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement. In addition, from and after the date of the Merger Agreement to the Effective Time, unless the Company has consented in writing thereto, neither DDC nor the Offeror shall, and neither shall permit any of its Significant Subsidiaries to, (1) amend its Certificate of Incorporation or Bylaws or comparable governing instruments; (2) authorize for issuance, issue, sell, pledge or register for issuance or sale any shares of its capital stock or other ownership interest in DDC (other than issuances of DDC Common Stock in respect of any exercise of options outstanding on the date of the Merger Agreement, issuances necessary to complete the transactions contemplated by the Merger Agreement and issuances disclosed in Commission filings), the Offeror or any of their respective Significant Subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities, or accelerate any right to convert or exchange or acquire any securities of DDC, the Offeror or any of their respective Significant Subsidiaries for any such shares or ownership interest, except for the issuance of any financial instruments in connection with the Offer and the Merger and the financing thereof; (3) effect any stock split or conversion of any of its capital stock or otherwise change its capitalization as it exists on the date hereof, other than as set forth in the Merger

Agreement; (4) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Significant Subsidiaries other than as set forth in the Merger Agreement, or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to DDC or any Significant Subsidiary wholly owned by DDC; (5) sell, lease or otherwise dispose of any of its assets (including capital stock of its Significant Subsidiaries) , except in the ordinary course of business; (6) acquire by merger, purchase or any other manner, any material business or entity or otherwise acquire any assets that are material to DDC, the Offeror and their Significant Subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (7) incur or assume any long-term or short-term debt in excess of $50 million, except for working capital purposes in any amount in the ordinary course of business under DDC's existing credit facilities and except as may be required to consummate the Offer and the Merger;
(8) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except subsidiaries of DDC, except in the ordinary course of business consistent with past practice; (9) make or forgive any loans, advances or capital contributions to, or investments in, any other Person, other than consistent with past practices, to or in any subsidiary, and other than by Detroit Diesel Capital Corporation or Detroit Diesel Credit Corporation in the ordinary course of their respective businesses consistent with past practices; (10) waive or amend any term or condition of any confidentiality or "standstill" agreement to which DDC or the Offeror is a party; (11) adopt or amend in any material respect or terminate any employee benefit plan or arrangement; (12) amend in any material respect or terminate any employment agreement or severance agreement entered into between DDC and its executive officers or waive any material right of DDC thereunder, except in the ordinary course of business consistent with past practice; (13) make any material changes in the type or amount of their insurance coverage or permit any material insurance policy naming DDC or any of its subsidiaries as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business; (14) except as may be required by law or generally acceptable accounting principles, change any material accounting principles or practices used by DDC or its Significant Subsidiaries;
(15) take any action to cause the DDC Common Shares to be delisted from the NYSE; or (16) agree in writing or otherwise to take any of the foregoing actions.

     The Company has agreed in the Merger Agreement that, from the date of the Merger Agreement and prior to the Effective Time, neither the Company nor its subsidiaries shall, and the Company shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney, or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. However, the foregoing shall not prohibit the Company Board of Directors from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal in writing, to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (1) the Company Board of Directors determines in good faith, and after consultation with outside counsel and Salomon Brothers Inc ("Salomon Brothers"), the Company's financial advisor, that such action is required for the Company Board of Directors to comply with its fiduciary duties to shareholders imposed by law,
(2) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to DDC to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (3) the Company keeps DDC informed of the status (not the terms) of any such discussions or negotiations.

     From and after the Effective Time, DDC has agreed in the Merger Agreement to indemnify and hold harmless, to the fullest extent permitted under the DGCL, each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director or similar person of the Company or any subsidiary against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claims, actions, suits, proceedings, arbitrations, investigations or audits arising before or after the Effective Time out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time. DDC has also agreed in the Merger Agreement to purchase a six-year pre-paid noncancellable directors and officers insurance policy covering the current and all former directors, officers and similar persons of the Company and its subsidiaries with respect to acts or failures to act prior to the Effective Time, in a single aggregate amount over the six-year period immediately following the Closing Date equal to the policy limit for the Company's current directors and officers insurance policy (the "Current Policy"). If such insurance is not obtainable at an annual cost per covered year not in excess of three times the annual premium paid by the Company for the Current Policy (the "Cap"), then DDC will cause the Surviving Corporation to purchase policies providing at least the same coverage as the Current Policy and containing terms and conditions no less advantageous to the current and former directors, officers and similar persons of the Company and its subsidiaries than the current policy with respect to acts or failures to act prior to the Effective Time; provided, however, that DDC and the Surviving Corporation shall not be required to obtain policies providing such coverage except to the extent that such coverage can be provided at an annual cost of no greater than the Cap; and, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, DDC or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding approval by the shareholders of the Company, (1) by mutual written consent of the Company and DDC duly authorized by their respective Boards of Directors; (2) by the Company, if the Offeror shall have failed to commence the Offer within five business days after the date of the Merger Agreement; (3) by the Company, if DDC or the Offeror materially breaches any of their respective representations or warranties or covenants contained in the Merger Agreement and, with respect to any such breach that can be remedied, the breach is not remedied within five business days after the Company has furnished DDC or the Offeror with written notice of such failure; (4) by DDC or the Company (a) if the Effective Time shall not have occurred on or before December 31, 1997 (provided that the right to terminate the Merger Agreement pursuant to this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date); (b) if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction or other governmental entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable; or (c) if the Offer terminates or expires on account of the failure of any condition specified in the Merger Agreement without the Offeror having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of any such condition); (5) by the Company, at any time prior to the acceptance for payment of Shares by the Offeror pursuant to the Offer, if there is an Alternative Proposal which the Company Board of Directors in good faith determines represents a superior transaction for the shareholders of the Company as compared to the Offer and the Merger, and the Company Board of Directors determines, after consultation with outside counsel and Salomon Brothers, that it is required by its fiduciary duties to the Company's shareholders imposed by law to terminate the Merger Agreement and the Company pays to DDC the Termination Fee (as defined below); provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available (a) if such Alternative Proposal results from a breach in any material respect of the Company's obligations under the Merger Agreement with respect to solicitations or (b) if the Company has not provided DDC and the Offeror with at least two business days' prior written notice of its intent to so terminate the Merger Agreement together with a summary of the material terms and conditions of the Alternative Proposal; and (6) by DDC, if the Company Board of

Directors shall have failed to recommend, or shall have withdrawn, modified or amended in any manner adverse to DDC or Offeror, its approval or recommendation of the Offer or the Merger, or shall have recommended acceptance of any Alternative Proposal.

     The Company has agreed in the Merger Agreement that, in the event that (i) the Company Board of Directors shall publicly modify or amend its recommendation of the Offer or the Merger in a manner adverse to DDC or shall withdraw its recommendation of the Offer or shall recommend any Alternative Proposal, or shall resolve to do any of the foregoing, or (ii) at any time prior to the termination of the Merger Agreement any person (other than DDC or any of its affiliates) shall publicly announce any Alternative Proposal and, at any time on or prior to one year after the date of the Merger Agreement, shall become the beneficial owner of 33% or more of the outstanding Shares or shall consummate an Alternative Proposal, then in any such event the Company shall promptly, but in no event later than two business days after the first of such events to occur, pay DDC an amount equal to $15,750,000 (the "Termination Fee"), which shall be in lieu of any and all damages, costs, and expenses, for breach of the Merger Agreement by the Company.

     Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares unless (1) the Minimum Condition is satisfied, (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated and (3) approvals required by law to be obtained prior to the consummation of the Offer under any foreign antitrust or competition laws ("Foreign Antitrust Laws") to the purchase of Shares pursuant to the Offer shall have been obtained. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer if, at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist or shall occur and remain in effect:

          (a) (i) a court of competent jurisdiction or other Governmental Entity shall have issued an order, judgment, decree or ruling on the merits in connection with an action, suit or proceeding brought by any Governmental Entity which (1) restrains or prohibits the acquisition by DDC of Shares pursuant to the Offer, or the making or consummation of the Offer or the Merger, (2) makes the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (3) imposes material limitations on the ability of DDC (or any of its affiliates) to acquire or hold, or to require DDC or any of its affiliates or subsidiaries to dispose of or hold separate, any material portion of the assets or the business of DDC and its affiliates taken as a whole or the Company and its subsidiaries taken as a whole, or (4) imposes material limitations on the ability of DDC (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company, or (ii) there shall have been instituted and pending any action or proceeding by any Governmental Entity which, in the opinion of DDC's counsel (assuming, for purposes of such opinion only, the validity of the allegations) has a reasonable likelihood of success on the merits, and which (1) seeks to challenge the acquisition by DDC of Shares pursuant to the Offer, restrain, prohibit or delay the making or consummation of the Offer or the Merger, or obtain any material damages in connection therewith, (2) seeks to make the purchase of or payment for some or all of Shares pursuant to the Offer or the Merger illegal, (3) seeks to impose material limitations on the ability of DDC (or any of its affiliates) effectively to acquire or hold, or to require DDC or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of the assets or the business of DDC and its affiliates taken as a whole or the Company and its subsidiaries taken as a whole, or (4) seeks to impose material limitations on the ability of DDC (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company; or

          (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

     (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (iv) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which has a material adverse effect on the extension of credit by banks or other lending institutions in the United States; or

          (c) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any governmental entity, any law or there shall have been issued any injunction resulting in any of the consequences referred to in subsection (a) above; or

          (d) the Merger Agreement shall have been terminated in accordance with its terms; or

          (e) (i) the representations and warranties made by the Company in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on and as of that date (other than representations and warranties made as of a specified date) except for any breach or breaches which, in the aggregate, would not have a material adverse effect or (ii) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement and, with respect to any such failure that can be remedied, the failure is not remedied within 20 business days after DDC has furnished the Company with written notice of such failure; or

          (f) during the period from the date of the Merger Agreement through the expiration of the Offer, the Company and its subsidiaries have not conducted their business in the ordinary course of such business consistent with past practices, or there has been any event or state of facts which would have a material adverse effect on the Company and its subsidiaries; or

          (g) the Board of Directors shall have modified or amended its recommendation of the Offer or the Merger in any manner adverse to DDC or the Offeror or shall have withdrawn its recommendation of the Offer or the Merger or shall have recommended acceptance of any Alternative Proposal or shall have resolved to do any of the foregoing; or

          (h) (i) a tender or exchange offer for 33% or more of the then outstanding Shares shall have been publicly proposed to be made and not withdrawn within five business days, or shall have been made, by any person, corporation, entity or group (other than DDC and any of its affiliates and other than any person who is the beneficial owner of 33% or more of the Shares as of the date of the Merger Agreement) at a price in excess of the value of the Merger Consideration (calculated as if the Closing Date were the date such tender offer is commenced); (ii) any person (other than DDC and any of its affiliates) shall have acquired beneficial ownership of 33% or more of the outstanding Shares, or shall have been granted any options or rights, conditional or otherwise, to acquire a total of 33% or more of the outstanding Shares; (iii) any new group shall have been formed which beneficially owns more than 33% of the outstanding Shares; or (iv) any person (other than DDC and any of its affiliates) shall have entered into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company.

     Subject to the Company's right to extend the Offer, the foregoing conditions (a) through (h) are for the sole benefit of DDC and the Offeror and may be asserted by DDC regardless of the circumstances giving rise to any such condition and may be waived by DDC, in whole or in part, at any time and from time to time, in the sole discretion of DDC. The failure by DDC at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the depositary to the tendering shareholders.

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the shareholder's becoming an "interested stockholder." On July 8, 1997, the Company Board of Directors approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and all the transactions contemplated thereunder, for purposes of
Section 203 of the DGCL, and, therefore, Section 203 of the DGCL is inapplicable to the Merger.

     PURPOSE OF THE OFFER; THE MERGER; PLANS FOR THE COMPANY. The purpose of the Offer is for DDC, through the Offeror, to acquire control of the Company through the Offeror's purchase of 13,842,619 Shares, as a first step in consummating a business combination between DDC and the Company. The purpose of the Merger is for the Offeror to acquire the Shares not purchased pursuant to the Offer and thereby accomplish the business combination transaction.

     Under the DGCL and the Company's Certificate of Incorporation, the approval of the Company Board of Directors, and the affirmative vote of the holders of two-thirds of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. All members of the Company Board of Directors (with one director abstaining due to existing relationships with an affiliate of DDC) have approved the offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of two-third of the outstanding Shares. If the Minimum Condition is satisfied and Shares are purchased pursuant to the Offer, and assuming no conversion of the Company's outstanding convertible subordinated debentures into common stock and assuming no exercise of outstanding options having an exercise price in excess of $16.00 per Share, the Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder.

     In the Merger Agreement, the Company has agreed to convene a meeting of its shareholders as promptly as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. DDC has agreed that it will cause all Shares owned by DDC, the Offeror or any of their Subsidiaries or affiliates to be voted in favor of the Merger Agreement and the transactions contemplated thereby.

     BOARD REPRESENTATION. Upon purchase of Shares pursuant to consummation of the Offer, the Merger Agreement provides that the Offeror will be entitled to designate representatives to serve on the Company Board of Directors in proportion to the Offeror's ownership of Shares following such purchase. The Offeror has indicated that it will designate approximately two-thirds of the members of the Company Board of Directors from the executive officers and directors of the Offeror listed in Annex I to the Offeror's Schedule 14D-1 filed with the Commission on July 15, 1997. The Offeror expects that such representation may permit the Offeror to exert substantial influence over the Company's conduct of its business and operations. Notwithstanding the foregoing, the Company, DDC and the Offeror shall use their respective reasonable efforts to ensure that at least three members of the Company Board of Directors shall at all times prior to the Effective Time be current members of the Company Board of Directors.

     APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders of the Company will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the shareholders' vote was taken approving the merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting shareholders for their Shares. In addition, such dissenting shareholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors.

Accordingly, such determination would be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity.

     RULE 13E-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which the Offeror seeks to acquire the remaining Shares not held by it. The Offeror believes, however, that if the Merger is consummated within one year of its purchase of Shares pursuant to the Offer, Rule 13e-3 will not be applicable to the Merger. Rules 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the Commission and disclosed to shareholders prior to consummation of the transaction.

     CONFIDENTIALITY AGREEMENT. On April 14, 1997, DDC entered into a confidentiality agreement (the "Confidentiality Agreement") with the Company in connection with DDC's consideration of a possible acquisition of all or part of the Company. Pursuant to the Confidentiality Agreement, DDC agreed to treat confidentially any information that the Company, its agents or its representatives furnished DDC in connection with DDC's evaluation of the Company. In connection with its due diligence review of DDC, on July 1, 1997, the Company entered into a confidentiality agreement with DDC with terms essentially the same as those contained in the Confidentiality Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     BACKGROUND. Early in fiscal year 1997, the Company embarked on a program to substantially decrease dealer inventories. While the Company anticipated that this program would result in a marked decrease in sales for the first six months of fiscal year 1997 as compared to a similar period in fiscal year 1996, the Company also experienced an unexpected inability to adjust manufacturing costs commensurate with these sales declines. As a result, by February 1997, the Company's projected operating earnings for the first five months of fiscal 1997 were significantly lower than the comparable prior year period. In an effort to address these circumstances and the possibility that continued financial deterioration could negatively impact the Company's ability to comply with certain financial covenants under the Company's bank revolving credit agreement, a special meeting of the Company Board of Directors was held on March 10, 1997.

     In anticipation of that meeting, the Company requested the assistance of Salomon Brothers in analyzing certain of the issues facing the Company. At the March 10 meeting, management provided the Company Board of Directors with information regarding the Company's current financial position, including a summary of the Company's results for the first two months of the second fiscal quarter, the prospects for the Company's operations and business, including potential difficulties in achieving the objectives of the Company's business plan, the status of matters relating to the Company's bank revolving credit agreement and possible strategic alternatives designed to address certain of these issues. Salomon Brothers then discussed the various strengths and weaknesses of the Company, the deterioration of the Company's recent operating performance, the Company's lack of success in implementing previously adopted restructuring plans and management's acknowledgment that achievement of the objectives set forth in the Company's current business plan would be difficult. Salomon Brothers noted that these factors have had a significant adverse impact on the Company's enterprise value.

     After a discussion of the matters raised by these presentations, the Company Board of Directors directed management, with the assistance of outside professionals, to explore further alternative strategic proposals to maximize the value of the Company for the shareholders and to present the results of these activities to the Company Board of Directors at the next meeting. The Company Board of Directors instructed management to negotiate and execute an engagement agreement with Salomon Brothers to retain Salomon Brothers to render financial advisory and investment banking services to the Company in connection with its pursuit of strategic alternatives for the future of the Company. In connection with the evaluation of various alternatives, the Company Board of Directors agreed that Salomon Brothers should contact a limited number of strategic and financial parties with regard to evaluating alternatives involving a sale of the Company or a possible equity investment in the Company.

     On March 12, 1997, an engagement agreement was signed by Salomon Brothers and the Company, the terms of which are summarized in Item 5 below.

     The Company Board of Directors met again on April 2, 1997. At this meeting, management of the Company presented an update of the Company's recent results and financial condition and management's expectation relative to the Company's ability to comply with, or negotiate a waiver or amendment of, certain financial covenants under the Company's bank revolving credit agreement. In addition, Salomon Brothers presented the results of its review of the strategic alternatives which may be available to the Company. Salomon Brothers' presentation included an analysis of the likelihood of success of each alternative. As a result of this analysis, Salomon Brothers suggested that a transaction resulting in a change in control of the Company would be the most likely alternative to maximize shareholder value and resolve the risks and uncertainties facing the Company. After a thorough review of this presentation, the Company Board of Directors instructed Salomon Brothers to solicit indications of interest from potential parties that might be interested in acquiring the Company or in making a significant equity investment in the Company.

     In response to this instruction, Salomon Brothers contacted over 50 parties to determine whether they were interested in investing in or acquiring the Company. Penske Corporation, a company affiliated with DDC, was one of the parties contacted as part of this process. On April 14, 1997, Penske Corporation and the Company entered into a confidentiality agreement relating to Penske Corporation's due diligence review of the Company.

     On April 24, 1997, the Company Board of Directors held a meeting at which Salomon Brothers presented a summary of the results of its solicitations for indications of interest in engaging in a strategic project with the Company. In this process, through the date of the meeting, the Company had signed confidentiality agreements with 30 entities that had responded to the solicitations of Salomon Brothers, including the April 14 confidentiality agreement with Penske Corporation. Each of these parties received information about the Company and many of these parties indicated an interest in conducting further due diligence. Management of the Company then presented a review of the Company's results for the second quarter and the first half of 1997. Management noted that the Company would be reporting a net loss of $7.3 million, or 36 cents per Share, on sales of $237 million for the second quarter of fiscal year 1997 compared to net earnings of $1.1 million, or five cents per Share, on sales of $285.5 million for the second fiscal quarter of 1996. For the first six months of fiscal 1997, the Company would report a net loss of $21.6 million, or $1.07 per Share, compared to a net loss of $11.3 million, or $0.56 per Share, in the comparable period in 1996.

     After a discussion of these matters, the Company Board of Directors elected not to declare a dividend for the third fiscal quarter of 1997. The Company Board of Directors also instructed Salomon Brothers to continue to pursue strategic alternatives, including a possible sale of the Company. The Company Board of Directors emphasized that it was imperative that the Company pursue strategic alternatives to maximize shareholder value. In an effort to ensure that it was pursuing the most appropriate course to maximize shareholder value, the Company Board of Directors also decided to engage another investment bank to undertake certain activities on behalf of the nonmanagement members of the Company Board of Directors.

     On April 25, 1997, the Company issued a press release reporting the Company's results for the second quarter and the first six months of 1997, announcing that it had elected not to declare a dividend for the third fiscal quarter of 1997 and further announcing that the Company had engaged the services of Salomon Brothers as its financial advisor to explore strategic alternatives as a means for maximizing shareholder value.

     On April 28, 1997, Moody's Investors Service Inc. announced that it had lowered the ratings on the Company's bank revolving credit agreement, senior unsecured and industrial revenue bonds and subordinated debt. On April 29, 1997, Standard & Poor's issued a press release stating that it had lowered the Company's corporate credit, senior unsecured and subordinated debt ratings.

     On April 30, 1997, the Company amended its bank revolving credit agreement. The amended agreement reduced the maximum amount available to be borrowed thereunder from $200 million to $150 million, collateralized the Company's borrowings under a borrowing base formula, and imposed more restrictive terms and conditions than had applied under the prior credit agreement.

     On behalf of the nonmanagement members of the Company Board of Directors, on May 2, 1997, the Company engaged the services of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to serve as financial advisor to the nonmanagement members of the Company Board of Directors in connection with an evaluation and assessment of strategic and financial alternatives available to the Company. Merrill Lynch agreed to perform a financial review of the Company and provide an assessment of valuation, analyze the strategic alternatives available to the Company, assist the nonmanagement members of the Company Board of Directors in evaluating such strategic and financial alternatives as they became available through the efforts of the Company, monitor the process conducted by the Company to evaluate its strategic and financial alternatives and provide strategic and financial advice to the nonmanagement members of the Company Board of Directors relating to such process.

     On May 15, 1997, Salomon Brothers informed the Company of the terms of the strategic proposals received through that date. After review of these various proposals, in consultation with management and members of the Company Board of Directors, Salomon Brothers was instructed to further explore the proposals presented by several of the parties that had proposed strategic transactions.

     During the following four weeks, the interested parties conducted extensive due diligence reviews of the Company.

     On June 10, 1997, Salomon Brothers, on behalf of the Company, sent invitations to submit a written offer for the acquisition of the Company to certain interested parties. The invitation set June 25, 1997 as the deadline for submitting proposals.

     On June 18, 1997, Merrill Lynch circulated a memorandum to the nonmanagement members of the Company Board of Directors in which it recounted the activities it performed on behalf of these Directors and set forth its observations and preliminary recommendations. Merrill Lynch noted that it conducted financial due diligence, both with the Company's senior management and with certain third parties who had significant contact with the Company. After reviewing several alternatives, Merrill Lynch concluded that, based on its due diligence and financial analysis to date, an outright sale of the Company, at a fair price, would be in the best interest of the Company's shareholders.

     On June 25, 1997, the Vice Chairman of DDC submitted DDC's offer to Salomon Brothers, which provided that an affiliate of DDC would acquire by tender offer approximately 67% of the issued and outstanding Shares (subsequently changed to 13,842,619 Shares) for $16.00 per Share in cash, followed by a merger in which the shareholders would receive a combination of DDC Stock and cash. The next day, after discussions with the Company, Salomon Brothers contacted the Vice Chairman of DDC to clarify and negotiate the terms of DDC's offer relating to the consideration to be paid in the Merger. By letter dated June 27, 1997, the Vice Chairman of DDC responded, proposing certain revisions to the terms. On June 27, 1997, after further discussions with the Company, Salomon Brothers again contacted the Vice Chairman of DDC to confirm that certain key terms of the DDC proposal (specifically, the consideration to be paid to the Company's shareholders, the amount of the Termination Fee and the circumstances under which the Termination Fee would be payable) represented DDC's best offer. The Vice Chairman of DDC responded the following day proposing to reduce the Termination Fee and increase the merger consideration in the event of decreases in the price of DDC Stock below $20.00 but above $19.00.

     The Company Board of Directors met on the morning of June 30, 1997 and thoroughly reviewed the proposals received by Salomon Brothers. At that meeting, the Company Board of Directors heard presentations from management, Salomon Brothers and the Company's legal counsel concerning the Company, its financial condition, results of operations, business and prospects and the terms of the proposals received and the transactions contemplated thereby. Merrill Lynch also orally presented the findings of its review of various strategic alternatives and confirmed its view that, in the light of the alternatives currently available to the Company, a sale of the Company, at a fair price, would be in the best interests of the Company's shareholders. The Company Board of Directors then thoroughly reviewed the proposals with Salomon Brothers and management, including an analysis of the likelihood of success of such proposals and the likelihood of such proposals maximizing shareholder value. The Company Board of Directors discussed with Salomon Brothers and management various matters raised in the implementation of the Company's current strategic plan, the risk associated with pursuing that plan, the likely timing of any realization of benefits from the implementation of that plan, the competitive environment in which the Company operated and the likelihood of DDC or a third party being willing to pay more than $16.00 per Share for the Company.

     After this review, the nonmanagement members of the Company Board of Directors met in executive session. Following this discussion, the Company Board of Directors instructed Salomon Brothers to pursue the proposal submitted by DDC in light of the fact that this represented the only definitive proposal to acquire the entire Company and was consistent with the views of Merrill Lynch and Salomon Brothers that an outright sale of the Company would be in the best interests of the Company's shareholders. The Company Board of Directors instructed Salomon Brothers to attempt to further reduce the amount of the Termination Fee and to eliminate the requirement to pay the Termination Fee under certain circumstances upon termination of the Merger Agreement.

     On the afternoon of June 30, 1997, Salomon Brothers again contacted the Vice Chairman of DDC, during which it was agreed that the circumstances under which the Termination Fee would be paid would be narrowed and it was agreed that the Termination Fee would be reduced to $15,750,000. On July 1, 1997, the Company and DDC entered into a confidentiality agreement relating to the Company's due diligence investigation of DDC. Thereafter, the parties negotiated the final terms of the Merger Agreement and the other definitive documents for the transaction.

     On July 7, 1997, Merrill Lynch informed the Company Board of Directors that, as a result of a "potential indirect conflict," it was resigning as the financial advisor to the nonmanagement members of the Company Board of Directors on the advice of counsel. In its letter of resignation, Merrill Lynch noted that, although its resignation prevented it from delivering a fairness opinion, during the course of its engagement, nothing had come to the attention of Merrill Lynch which would have prevented it from delivering a fairness opinion.

     The Company Board of Directors met again on the evening of July 8, 1997. The Company Board of Directors heard a further presentation from Salomon Brothers concerning the Company, DDC and the status of negotiations regarding the proposed Merger Agreement. Salomon Brothers rendered its oral opinion, subsequently confirmed in writing (the "Salomon Brothers Opinion"), that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of the Company's Common Stock pursuant to the Offer and the Merger is fair to such holders from a financial point of view. Copies of the Salomon Brothers Opinion containing the assumptions made, procedures followed, matters considered and limits of its review is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS SCHEDULE 14D-9.

     The Company Board of Directors then heard a further presentation from the Company's legal counsel concerning the terms and conditions of the Merger Agreement, the terms of the proposed treatment of outstanding grants made pursuant to the Incentive Equity Plans, and the other instruments under consideration. The Company Board of Directors discussed the likely timing of the transaction and the conditions to consummation of the Offer, the right of the Company Board of Directors to terminate the Merger Agreement to accept a superior proposal under certain conditions after paying the Termination Fee and the other principal terms of the Merger Agreement.

     Thereafter, all members of the Company Board of Directors (with one director abstaining due to existing relationships with an affiliate of DDC) approved and adopted the Merger Agreement, approved the Offer, the Merger, and the transactions contemplated by the Merger Agreement and determined that the terms of the Offer, the Merger and the Merger Agreement were fair and in the best interests of the shareholders of the Company and recommended that the shareholders of the Company accept the Offer and tender their Shares to the Offeror pursuant to the Offer.

     RECOMMENDATION OF BOARD. At its meeting held on July 8, 1997, as discussed above, all members of the Company Board of Directors (with one director abstaining due to existing relationships with an affiliate of DDC) approved and adopted the Merger Agreement, approved the Offer, the Merger and the transactions contemplated by the Merger Agreement, determined that the terms of the Offer and the Merger were fair to and in the best interest of the shareholders of the Company and recommended that the shareholders of the Company accept the Offer and tender their Shares to Offeror pursuant to the Offer. In making its recommendations to the shareholders of the Company with respect to the Offer and the Merger, the Company Board of Directors considered a number of factors, including the following:

          Financial Condition, Results of Operations, Business and Prospects of the Company. The Company Board of Directors considered the financial condition, results of operations, business and prospects of the Company, including its prospects if it were to remain independent. The Company Board of Directors also discussed the high likelihood of a significant decrease in the Company's equity value in the event that the sale transaction does not proceed.

          Other Potential Transactions. The Company Board of Directors also considered the information regarding alternative transactions and potential acquirors of the Company. The Company Board of Directors noted that the Company and Salomon Brothers had conducted an extremely broad process in an effort to determine whether any better or higher offer existed, contacting over 50 parties as to their interest in potentially acquiring or making an investment in the Company. The Company Board of Directors also noted that the DDC proposal was not subject to any financing conditions and that the Merger Agreement would permit the Company to terminate the Merger Agreement under the circumstances described above to accept a superior proposal from a third party (subject to payment of the $15,750,000 Termination Fee).

          Historical Stock Price Performance. The Company Board of Directors reviewed the historical stock price performance of the Company and noted that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger would represent a premium of approximately 47% over the closing price of the Shares on the NYSE on April 24, 1997, the last full trading day on the NYSE prior to the date of the Company's announcement that it had retained Salomon Brothers to explore strategic alternatives for the Company.

          Investment Bank Presentations. The Company Board of Directors took into account the presentations and advice of Salomon Brothers with respect to the financial and other terms of the Offer and the Merger and the Salomon Brothers Opinion that the consideration to be received by the holders of the Company's Common Stock pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of the Salomon Brothers Opinion is filed as Exhibit 99.5 to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares should read the Salomon Brothers Opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Salomon Brothers. The Company Board of Directors also considered the oral report of Merrill Lynch which concluded that a sale of the Company, at a fair price, would be in the best interests of the Company's shareholders.

          Terms and Conditions of the Offer and the Merger. The Company Board of Directors also considered the terms and conditions of the Merger Agreement, the Offer and the Merger. The Company Board of Directors noted that the transaction was being structured as a cash tender offer for 13,842,619 Shares, followed promptly thereafter by a merger of the Offeror into the Company, pursuant to which the outstanding Shares would be exchanged for an aggregate of 4,000,000 shares of Common Stock of DDC plus a variable amount of cash subject to certain adjustments. The Company Board of Directors noted the limited conditions to DDC's obligations to consummate the transactions contemplated by the Merger Agreement.

     The foregoing discussion of the information and factors considered and given weight by the Company Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Company Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained the services of Salomon Brothers pursuant to a letter agreement (the "Salomon Letter Agreement") dated March 12, 1997, to render financial advisory and investment banking services to the Company in connection with possible transactions including: (a) sale of the Company or an interest in the Company to another corporation or other business entity; (b) placement of the Company's equity securities with an investor or investors; (c) developing and implementing a common stock buy back program; and (d) restructuring, refinancing or recapitalizing the Company's indebtedness and shareholder equity. In exchange for the services provided, the Company agreed to pay Salomon Brothers $150,000 upon the execution of the Salomon Letter Agreement, plus an additional fee (subject to a credit for the $150,000 paid upon execution) equal to 0.75% of the Aggregate Consideration (as defined in the Salomon Letter Agreement) of any sale of the Company or an interest in the Company, such additional fee to be contingent upon the consummation of a sale of the Company or of an interest therein and payable at the closing thereof. The Salomon Letter Agreement also provided that the Company would pay Salomon Brothers for reasonable expenses whether or not any transaction is proposed or consummated. The Company and Salomon also entered into a separate letter agreement, dated March 12, 1997, whereby the Company agreed to indemnify Salomon Brothers in connection with Salomon Brothers' engagement under the Salomon Letter Agreement.

     Salomon Brothers has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Salomon Brothers may trade the equity securities of the Company for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

     On May 2, 1997, the Company Board of Directors engaged the services of Merrill Lynch, pursuant an engagement letter dated May 2, 1997, to serve as financial advisor to the outside directors in connection with an evaluation and assessment of strategic and financial alternatives available to the Company in order to maximize shareholder value. Merrill Lynch agreed to perform a financial review of the Company and provide an assessment of valuation, analyze the strategic alternatives available to the Company, assist the outside directors in evaluating such strategic and financial alternatives as they become available through the efforts of the Company, monitor the process conducted by the Company to evaluate its strategic and financial alternatives, and provide strategic and financial advice to the outside directors relating to such process.

     In exchange for the services provided, the Company agreed to pay Merrill Lynch $350,000, payable in cash within 90 days of the date of the agreement. The agreement also provided that the Company would pay Merrill Lynch reasonable expenses not to exceed $25,000 without the Company's prior written consent. The Company agreed to indemnify Merrill Lynch in connection with Merrill Lynch's engagement under the agreement dated May 2, 1997. Merrill Lynch subsequently resigned its engagement on July 7, 1997.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the shareholders of the Company on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transaction in Shares has been effected by the Company or, to the Company's knowledge, by any executive officer, director or affiliate of the Company.

     (b) To the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each of the Company's executive officers and directors currently intends to tender all Shares over which such executive officer or director has sole dispositive power pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) As described under Item 4 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company.

     Except in accordance with the terms of the Merger Agreement, in connection with the exercise of fiduciary duties as advised by counsel as described under
Item 4 of this Schedule 14D-9, the Company does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     Exhibit 99.1: Agreement and Plan of Merger dated as of July 8, 1997, among
                   Detroit Diesel Corporation, OMC Acquisition Corp. and Outboard Marine Corporation.

     Exhibit 99.2: Severance Agreement dated as of March 31, 1997, between Harry
                   W. Bowman and the Company.

     Exhibit 99.3: Form of Severance Agreement between Outboard Marine
                   Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman, providing for a lump-sum payment of 200% of the sum of Base Pay and Incentive Pay; and between Outboard Marine Corporation and each of Peter W. Brown, Miles E. Dean, Hans Lamens, Robert S. Romano, Peter L. Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Fradle, Grainger B. McFarlane, Russell J. VanRens, Paul R. Rabe, Robert F. Young, Paul S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.

     Exhibit 99.4: The form of Amended and Restated Severance Agreement between
                   Outboard Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J. Moerchen and J.P. Murphy.

     Exhibit 99.5: Fairness Opinion of Salomon Brothers Inc dated July 8, 1997
                   (filed as Annex A to this Schedule 14D-9).*

     Exhibit 99.6: Form of letter dated July 15, 1997 to be sent to the shareholders of Outboard Marine Corporation.*

---------------

* Copy sent to shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: July 15, 1997                      OUTBOARD MARINE CORPORATION

                                          By: /s/ HARRY W. BOWMAN

                                            ------------------------------------
                                            Name: Harry W. Bowman
                                              Title: Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer

                                                                         ANNEX A

July 8, 1997

Board of Directors
Outboard Marine Corporation
100 Sea Horse Drive
Waukegan, IL 60085

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value of $0.15 per share ("Company Common Stock"), of Outboard Marine Corporation (the "Company"), of the consideration described in the next sentence to be received by such holders (the "Consideration"), in connection with the Agreement and Plan of Merger, dated as of July 8, 1997 (the "Merger Agreement"), among the Company, Detroit Diesel Corporation ("Parent") and OMC Acquisition Corp. ("Sub"), a wholly owned subsidiary of Parent. The Merger Agreement provides for, among other things, (i) a tender offer by Sub to acquire 13,842,619 shares of the outstanding share of Company Common Stock at a price of $16 per share in cash (the "Tender Offer") and (ii) a subsequent merger of Sub with the Company pursuant to which each outstanding share of Company Common Stock (other than shares with respect to which appraisal rights are exercised) will be converted into the right to receive the equivalent of $16 per share in a combination of shares of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock") and cash, subject to certain adjustments as described in the Merger Agreement (the "Merger" and, together with the Tender Offer, the "Transaction").

     In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and Parent and certain other financial information concerning the Company and Parent, including financial forecasts, that were provided to us by the Company and Parent, respectively. We have discussed the past and current business operations, financial condition and prospects of the Company and Parent with certain officers and employees of the Company and Parent, respectively. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of the Company and Parent, we express no opinion herein with respect to such forecasts or the assumptions on which they are based. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company and Parent.

     Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for Parent Common Stock following the consummation of the Merger, which may vary depending upon, among other factors, market conditions, changes in interest rates, dividend rates, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address the Company's underlying business decision to effect the Transaction, and we express no view on the effect on the Company of the Transaction and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the Consideration to be received by the holders of Company Common Stock pursuant to the Transaction and does not constitute a recommendation concerning whether such holders should accept the Tender Offer or how such holders should vote with respect to the Merger Agreement or the Merger.

     We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, the balance of which is contingent upon consummation of the Tender Offer. In the ordinary course of business, we may actively trade the securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have previously rendered certain investment banking and financial advisory services to the Company and Parent for which we have received customary compensation.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Transaction is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          /s/ SALOMON BROTHERS INC

                                          --------------------------------------
                                          SALOMON BROTHERS INC

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